

November 1, 2007

Room 7010

Peter Limeri
Chief Financial Officer and Treasurer
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

      Re: PRG-Schultz International, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2006
                Form 10-Q for the Fiscal Quarter Ended March 31, 2007
                File No. 000-28000

Dear Mr. Limeri:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Branch Chief